Exhibit 99.1

NOTICE TO SHAREHOLDERS

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, April 18, 2019 - Suzano S.A (“Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby announces to the shareholders that the dividend payment in the amount of R$ 600,000,000.00 (six hundred million Brazilian Reais) approved on the Annual Shareholders’ Meeting held today, April 18, 2019 (“Annual Meeting”) shall be paid to the shareholders on April 30, 2019, based on the shareholding of the date of this Annual Meeting, at a value per share equivalent to R$ 0.44470086, and the shares shall be negotiated “ex-rights” from the business day immediately following the occurrence of this Annual Meeting (April 22nd, 2019).

The Management of the Company, through its Investor Relations department, is ready to provide further information to shareholders and the market by telephone +55 (11) 3503-9330 or e-mail ri@suzano.com.br.

São Paulo, April 18, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer